United States securities and exchange commission logo





                               September 8, 2020

       Paul R. Lundstrom
       Chief Financial Officer
       FLEX LTD.
       2 Changi South Lane
       Singapore 486123

                                                        Re: FLEX LTD.
                                                            Form 10-K for the
Year Ended March 31, 2020
                                                            Filed May 28, 2020
                                                            Form 10-Q for the
Period Ended June 26, 2020
                                                            Filed August 5,
2020
                                                            File No. 000-23354

       Dear Mr. Lundstrom:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 26, 2020

       Results of Operations
       Gross profit, page 31

   1. Please revise this discussion in future filings to separately quantify and discuss factors responsible for changes
in the levels of your cost of sales, including the impact of material variances in components
that offset each other. Consider providing this information by segment also. Refer to
our interpretive guidance provided in SEC Release FR-72.
   2. In a related matter, where multiple factors result in period over period variances in future filings, please revise
your MD&A discussions of these income and expense line items to identify and quantify
the relative contribution of each of the factors and to explain the reason for the changes.
Refer to SEC Release FR-72.
 Paul R. Lundstrom
FLEX LTD.
September 8, 2020
Page 2
Segment Income, page 32

3. We note that in the tables on pages 32 ad 33 you present total segment income and total segment margin amounts, which appear to be non-GAAP measures as noted in Question
      104.04 of the Compliance & Disclosure Interpretations on Non-GAAP
Financial
      Measures. Please revise your future filings to identify the measures as non-GAAP and to provide the disclosures required by Item 10(e) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Martin James at (202) 551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.



                                                          Sincerely,
FirstName LastNamePaul R. Lundstrom
                                                          Division of
Corporation Finance
Comapany NameFLEX LTD.
                                                          Office of
Manufacturing
September 8, 2020 Page 2
cc:       Heather Childress
FirstName LastName